November 14, 2008
VIA FACSIMILE AND EDGAR
Kevin L. Vaughn
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

RE:	The Spectranetics Corporation
Form 10-K for the fiscal year ended December 31, 2007
Filed March 17, 2008
File No. 000-19711
Dear Mr. Vaughn:
I am responding to the Staff’s comment letter dated October 17, 2008 on behalf of The Spectranetics Corporation (the “Company” or “Spectranetics”). A courtesy copy of this letter to be filed in response to the Staff’s comments is also being submitted via facsimile transmission.
The Staff’s comments are set forth below in bold, followed by our response to the comment.
Form 10-K as of December 31, 2007
Financial Statements, page F-1
Consolidated Statements of Operations & Comprehensive Income (Loss), page F-4
1.	We note that you record service revenue related to the sale of your excimer laser units, and that the amount is in excess of ten percent of total revenue for each of the periods presented, based on the disclosure in Note 14. Please revise the consolidated statements of operations in future filings to separately present service revenues and the related cost of services as required by Item 5-03(b)(1) and (2) of Regulation S-X, or tell us and clarify in future filings why you believe the current presentation is appropriate.
Service revenue consists of parts (tangible products) and service fees billed on an hourly basis or contractual basis, depending on the customer arrangements. Excluding the parts component of service revenue, adjusted service revenue totaled $7,557,000 (9%), $4,484,000 (7%) and $3,918,000 (9%) for the years ended December 31, 2007, 2006 and 2005, respectively. Service revenue for 2008 and subsequent years as a percentage of total revenue is expected to be less than 10%, even before excluding parts revenue as noted above, as an increasing portion of our revenue is expected to be generated by sales of our disposable products, which do not generate service revenue. For example, for the nine months ended September 30, 2008 service revenue was 9% of total revenue (as reported in Note 9 to our September 30 10-Q), even including service parts revenue. Therefore, in accordance with Item 5-03(b)(1) and (2) of Regulation S-X, we have not presented service revenue separately on the face of the statements of operations. In the future, if service revenue and the related cost of services exceed ten percent of total revenue, the Company will separately present such information as required by Item 5-03(1) and (2).

Kevin L. Vaughn
Securities and Exchange Commission
November 14, 2008

Note (1) Summary of Significant Accounting Policies, Page F-7
(k) Revenue Recognition, page F-8
2.	We note from page 13 that you market and sell your products in Europe, the Middle East and Russia through your wholly-owned subsidiary and through distributors. In future filings, expand your revenue recognition policy to specifically address transactions with distributors including payment, return, exchange, price protection, discounts, sales incentives and other significant matters. Refer to SAB 104 and SFAS 48 as necessary.
In our 2008 10-K, we will expand our Revenue Recognition policy discussion in our Summary of Significant Accounting Policies to include disclosures related to our transactions with distributors in certain countries in Europe, the Middle East and Russia.
By way of background, sales to distributors represent approximately 50% of our total sales in Europe, or slightly less than 5% of our consolidated worldwide sales. Distributor agreements are in place with each distributor, which outline the significant terms of the transactions between the distributor and our subsidiaries in the Netherlands (Spectranetics International BV.) and Germany (Spectranetics Deutschland GmbH).
Form 10Q for the Quarterly Period Ended June 30, 2008
Note (3) Composition of Certain Financial Statement Items, page 6
3.	We note that you have valued your outstanding auction rate securities at par value as of June 30, 1008. You state that you do not believe the carrying values of these auction rate securities are permanently impaired and you believe that position will be liquidated without any significant loss. However, you have also reclassified these investments as noncurrent assets as of June 30, 2008, indicating that you do not expect to realize the full fair value within the next twelve months. In light of the failed auctions, please explain to us why you believe there has not been a decline in the fair value of these securities as of June 30, 2008. Tell us how your valuation has considered the limited secondary markets that have developed whereby these securities are being sold at a significant discount to par value.

Kevin L. Vaughn
Securities and Exchange Commission
November 14, 2008

At June 30, 2008, we considered the following factors in making the judgment that our investments in auction rate securities should be valued at par, despite the failed auctions that had occurred since February 2008:
•	The Company had (and continues to have) the intent and ability to hold these investments until the auction rate securities market improves

•	The Company believes that the credit quality of these assets has not been impacted and that the current lack of liquidity in the market is not permanent.

•	To that date, we had collected all interest payable on outstanding ARS when due. This continued throughout Q3, and we expect to continue to do so in the future.

•	The underlying assets supporting our ARS investments are student loans, of which over 95% are guaranteed through the Federal Education Loan Program

•	In considering the existence of limited secondary markets related to these securities through discussions with a representative of the broker who sold them to us, it was our mutual judgment that the very limited sales of similar securities represented distressed sales which were not indications of fair value.

•	Also through discussions with our broker, we were aware of possible government intervention in the student loan-backed ARS market, which we believed made it possible that liquidity would return to the market as soon as late 2008.
At September 30, 2008, due to the worsening global financial crisis and the continued failure of auctions of these securities throughout the third quarter, we recorded a $1.3 million temporary impairment of these investments based on a discounted cash flow analysis prepared by a third party and reviewed by us. This represents an average valuation of approximately 93% of par, although each security was valued individually. Based on our review of the third-party discounted cash flow model, we believe it properly supports an estimate of the fair market value for those securities at September 30, 2008. There was no recent activity in the secondary markets, other than distressed sales, in these types of securities.

Kevin L. Vaughn
Securities and Exchange Commission
November 14, 2008

4.	Further to the above, you state that your estimate of the fair value of the auction rate securities as of June 30, 2008 is based in part on recommended fair values provided by your broker. Please tell us the extent to which your valuation of the auction rate securities as of June 30, 2008 is based on the fair values provided by your broker represented an offer to purchase. If not, explain to us why you determined reliance on the information provided by the broker represented the best estimate of fair value as of June 30, 2008.
Our valuation of the auction rate securities at June 30, 2008 was based on a number of factors which are detailed in our response to comment #3 above. We held ongoing discussions with our broker regarding the valuation of the securities, and while the broker did indicate to us that many holders of these securities were continuing to value them at par, we do not believe this represented an offer to purchase.
5.	Please revise your disclosures in the Critical Accounting Policies and Estimates section on page 25 in future filings to include disclosures relating to the significant management estimates relating to the valuation of the auction rate securities. Include a discussion of the factors that could result in you being required to record a reduction in the value of the auction rate securities assets on your balance sheet, including those situations that could result in your recording a realized loss on your income statement.
In our Form 10-Q for the quarter ended September 30, 2008, we have revised our disclosures in the Critical Accounting Policies section as follows, which we believe addresses your comment:
Valuation of Auction Rate Securities (ARS) —The fair value for our ARS at September 30, 2008 is based on third-party pricing models and is classified as a Level 3 pricing category in accordance with SFAS 157. We utilized a discounted cash flow model to estimate the current fair market value for each of the securities we owned as there was no recent activity in the secondary markets in these types of securities. This model used unique inputs for each security including discount rate, interest rate currently being paid and maturity. The discount rate was calculated using the closest match available for other insured asset-backed securities.
The underlying assets of the auction rate securities the Company holds, including the securities for which auctions have failed, are student loans which are guaranteed by the U.S. government under the Federal Education Loan Program. Auction rate securities are collateralized long-term debt instruments that historically have provided liquidity through a Dutch auction process that reset the applicable interest rate at pre-determined intervals, typically every 7, 28, 35 or 49 days. Beginning in February 2008, auctions failed for the Company’s holdings because sell orders exceeded buy orders. The funds associated with these failed auctions will not be accessible until the issuer calls the security, a successful auction occurs, a buyer is found outside of the auction process, or the security matures.

Kevin L. Vaughn
Securities and Exchange Commission
November 14, 2008

The Company will reassess the temporary impairment recorded in the third quarter of 2008 in future reporting periods based on several factors, including continued failure of auctions, failure of investments to be redeemed, deterioration of credit ratings of investments, market risk and other factors. Such a reassessment may result in a conclusion that the investments are more than temporarily impaired, which would result in a charge to our consolidated statement of operations.
Note (4) Business Combination, page 8
6.	In view of the significant acquired in-process research and development write-off, please revise your footnote disclosures in future filings to state the significant appraisal assumptions, such as the period in which material net cash inflows from significant projects are expected to commence and anticipated material changes from historical pricing, margins and expense levels. Describe each individually significant project acquired and disclose the anticipated cost and time of completion.
In Note 4 to the condensed consolidated financial statements included in our Form 10-Q for the quarter ended September 30, 2008, we specifically identified the next generation ThromCat project as the development project which was the major basis for our in-process research and development write-off. Later in the paragraph, we added the following disclosure which we believe addresses the remainder of your comment:
Specifically, revenue and cash flows from the in-process project are currently expected to commence in 2009 following anticipated regulatory approval for the fixed core ThromCat in Europe. Revenue and cash flows in the U.S. are not expected to be significant until FDA approval is received and the indications for use of the product are expanded, if at all. The timing for expanding the indications for the fixed core ThromCat is dependent upon the FDA approval timeline, which has not yet been determined. Product costs used in the cash flow analysis consisted of the amounts provided for in the manufacturing agreement between Kensey Nash and the Company, entered into at the same time as the Asset Purchase Agreement between the two companies.
7.	In future filings until all acquired projects have been completed or discontinued, please revise to include a discussion in MD&A of each significant project. Discuss the status of each project that you acquired, including how actual results have compared to the assumptions underlying your appraisal. Material variations from your underlying projections and assumptions should be disclosed and their reasons and potential impact explained in future filings.
In our 10-Q for the quarter ended September 30, 2008, we added the following disclosure on page 25:

Kevin L. Vaughn
Securities and Exchange Commission
November 14, 2008

During the third quarter of 2008, there was no material change in the status of the project that provided the basis for the value assigned to acquired in-process technology.
The fixed-core next generation ThromCat development project is still in an early stage and the status of that project has not changed significantly since the May 30, 2008 acquisition date. There has been no material change in our underlying projections and assumptions, which included forecasted future revenues from the next generation ThromCat, and costs to complete the development project.
Form 8-K/A filed September 19, 2008
8.	We note you used independent valuation specialists to assist in determining the fair values of a significant portion of the assets acquired as part of the Kensey Nash Endovascular Business. Please tell us about the nature and extent of the third party’s involvement in your decision-making process associated with the valuation of the assets acquired.
We held extensive discussions with the third-party valuation specialist prior to their commencing their work, giving them the background behind the transaction, including management’s strategic reasoning for making the transaction. Nearly all of the significant assumptions used by the valuation specialist that involved forecasts of future revenues and costs were provided to the specialist by Company management.
The specialist provided us with a draft report including narratives and detailed valuation calculations that was reviewed at length by Company management. Management provided the specialist with additional changes in assumptions which did not materially change the initial valuations, but did, in the opinion of management, make them more accurate.
Our final valuation of the assets was based on the final report of the valuation specialist, which as noted above included significant involvement and input from Company management.
Any comments or questions regarding the foregoing should be directed to me at (719) 442-2415.

Sincerely,
/s/ Guy A. Childs
Guy A. Childs Chief Financial Officer

cc:	Kimberly L. Wilkinson, Esq. (Latham & Watkins LLP)
David Steiner (EKS&H LLP)
Sandy Shoemaker (EKS&H LLP)
Douglas Slaybaugh (EKS&H LLP)